

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

February 5, 2010

<u>Via U.S. mail and facsimile</u>

Mr. D. Craig Kesler
Chief Financial Officer
Eagle Materials, Inc.
3811 Turtle Creek Boulevard, Suite 1100
Dallas, Texas 75219

> RE: Form 10-K for the year ended March 31, 2009
> Form 10-Q for the period ended June 30, 2009 and September 30, 2009
> Definitive Proxy Statement on Schedule 14A filed on June 26, 2009
> File No. 1-12984

Dear Mr. Kesler:

We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE YEAR ENDED MARCH 31, 2009</u>

<u>Gypsum Wallboard Operations, Page 3</u>
<u>Cement Operations, Page 6</u>
<u>Concrete and Aggregates Operations, Page 12</u>

1. In future filings, please insert a small-scale map showing the location and access to each material property, as required by Instruction 3(b) to Item 102 of Regulation S-K. Please note the EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is

relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at (202) 551-3600 for Post-Acceptance Filing Issues or (202) 551-8900 for Pre-Acceptance Filing Issues. We believe the guidance in Instruction 3(b) of Rule 102 of Regulation S-K would generally require maps and drawings to comply with the following features:

- A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

- A graphical bar scale should be included. Additional representations of scale such as "one inch equals one mile" may be utilized provided the original scale of the map has not been altered.

- A north arrow.

- An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.

- A title of the map or drawing, and the date on which it was drawn.

- In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

2. Please clarify whether your reserves are proven and/or probable reserves and state the reserve tonnages in your future filings. Please note that combining the proven and probable reserve categories is contrary to the explicit guidance of Industry Guide 7, which provides that reserves may be combined as "proven and probable" only if proven and probable reserves cannot be readily segregated. Please segregate your proven reserves from your probable reserves or add an explanatory statement indicating these classifications cannot be separated.

3. Please disclose your annual mine production as required by Regulation S-K, Instructions to Item 102, Part 3 in your future filings.

4. High quality & purity limestone and gypsum deposits are generally defined by the mineral content, such as calcium carbonate (CaCO3) content, percentage or another appropriate measurement. Does this apply to your limestone and gypsum properties? If so, please disclose the appropriate measurement for each mining operation in future

filings. If not, disclose this fact and present the challenges presented to control plant feed quality, define the impacts on the ore reserve estimates, mining & processing recoveries, and your processing operations in future filings.

Item 1A. Risk Factors, page 14

The value of investments are influenced by economic and market conditions, page 15

5. The risk as described is too broad and generic. Also, it is not readily apparent why such risk would be unique to you and your business. In future filings, please revise your risk factor disclosure to provide qualitative and, to the extent possible, quantitative disclosure to explain how the current economic environment may impact the fair value of your pension assets.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

Liquidity and Capital Resources, page 31
Debt Financing Activities, page 32

6. Please tell us, and in future filings disclose, what the financial and other covenants of the Bank Credit Facility are, including, but not limited to, the company's interest coverage ratio and the consolidated funded indebtedness ratio. We note your disclosure at the end of the first paragraph.

Item 9A. Controls and Procedures, page 78

7. You state that since there have been no "significant changes in internal control over financial reporting that materially affected, or are reasonably likely to materially affect, [y]our internal control over financial reporting." Please note that Rule 13a-15(d) requires the disclosure of "any" change in your internal controls. Tell us whether there were changes in your internal control over financial reporting that occurred during the applicable period that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

8. We note your qualification in the third full paragraph under Item 9A. Please indicate that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their stated objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at the reasonable assurance level. Alternatively, please remove language from your filings that qualify the design, operation, and effectiveness of your disclosure controls and procedures.

Management Report on Internal Control Over Financial Reporting, page 78

9. In accordance with Item 308(a)(3) of Regulation S-K, please tell us and in future filings disclose whether management concluded that the internal control over financial reporting was effective for the period covered, and remove any qualifying language such as "in all material respects."

Financial Statements

Notes to the Financial Statements

(B) Property, Plant and Equipment, page 46

10. Your disclosures on page 52 state that your operations include the mining of gypsum wallboard and limestone. In future filings, please separately disclose any mining assets recorded, if any, and corresponding amounts. Please also consider whether these should be separately discussed in your critical accounting policy related to the impairment of long-lived assets on page 29. Please show us in your supplemental response what the revisions will look like.

(F) Income Taxes, page 50

11. Upon adoption of FIN 48, you increased your tax reserves by $84.8 million with the corresponding offset representing an increase to goodwill. It appears that these reserves may be related to the assets acquired from Republic Group LLC in November 2000 which are discussed on page 55. Your disclosures indicate that the reserves are related to depreciation deductions included in your tax returns in 2001, 2002, and 2003, which are all subsequent to this acquisition. Please provide us with a comprehensive explanation regarding your accounting for these reserves pursuant to FIN 48, including how you determined the reserves should be recorded as an offset to goodwill. You also state that you claimed depreciation deductions with respect to the Republic Assets for taxable years subsequent to fiscal 2003. Please clarify for which taxable years you have recorded a liability.

Item 15. Exhibits, Financial Statement Schedules, page 81

12. We note that you have filed the paperboard supply agreement as Exhibit 10.7 to the annual report. We also note that in your business discussion you disclose the existence of other long-term agreements that appear to be material to your business; however, you have not filed these agreements as Item 601(b)(10) exhibits. For example, we note your disclosure about the two leases covering the New Mexico reserves (see "Raw Materials and Fuel Supplies" discussion on page 4) and the agreement with City of Lawton regarding the water supply (see the fourth paragraph of the "Raw Materials" discussion on page 11). Please advise.

13. We note that you have not filed the schedules to the Amended and Restated Credit
    Agreement dated December 16, 2004 (Exhibit 4.1). Please file the complete copy of
    the agreement with your next periodic report.

FORM 10-Q FOR THE PERIOD ENDED JUNE 30, 2009
FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2009

Item 4. Controls and Procedures, page 25

14. We note your disclosure that your certifying officers concluded that your disclosure
    controls and procedures were effective "to provide reasonable assurance that the
    information required to be disclosed in the Company's reports filed or submitted
    under the Securities Exchange Act of 1934 is processed, summarized and reported
    within the time periods specified in the rules and forms of the Securities and
    Exchange Commission." This description appears to be based on the definition of
    disclosure controls and procedures set forth in Rules 13a-15(e) and 15d-15(e) under
    the Exchange Act. As described, however, the evaluation does not fully conform to
    the definition in those rules. Specifically, the description does not indicate that your
    disclosure controls and procedures are effective to <u>ensure</u> that information is
    accumulated and communicated to management, including the principal executive
    and financial officers, as appropriate to allow timely decisions regarding required
    disclosure. Please confirm this to us and revise accordingly in future filings.
    Alternatively, you may simply state in future filings that your certifying officers
    concluded on the applicable dates that your disclosure controls and procedures were
    effective.

DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A FILED ON JUNE 26, 2009

Compensation Discussion and Analysis, page 13
Annual Incentive Bonus, page17
Eagle Annual Incentive Program, page 17

15. We note disclosure at the end of the third paragraph about how the compensation
    committee determines the percentages allocated to each participating named
    executive officer from the EBIT pool. In future filings, please discuss the qualitative
    and quantitative factors the compensation committee takes into consideration in
    assessing an executive's importance and contribution to the organization and how
    these evaluations correlate to the amount of the EBIT pool available to them. Similar
    consideration should be given to the disclosure relating to the determination of the
    bonus potential for Messrs. Powers and Essl under the Divisional Annual Incentive
    Bonus Programs. See page 18.

Fiscal 2009 Special Situation Program, page 18

16. Please describe the factors the compensation committee considered in determining the size of the 2009 Special Situation Program bonus pool, the size of the individual awards, as well as how the committee measured outstanding performance for purposes of determining the award nominees. Also, it appears as though you characterize this program, and report the amounts payable thereunder, as non-equity incentive plan compensation. Please tell us why you believe the amounts payable under this form of compensation qualify as non-equity incentive plan compensation and not bonus compensation.

Annual Performance Evaluation, page 18

17. Please describe the individual goals and performance objectives for each named executive officer. If a named executive officer's personal performance is measured against pre-established personal goals or individual objectives, please disclose the objectives and describe how performance or non-performance impacted the actual amount of compensation paid. Stating that in general the goals and objectives for Messrs. Rowley, Dendle and Graass related "to a mix of objective and subjective criteria in their area of responsibility …" is too broad and generic.

18. Please note that to the extent that the compensation committee's decisions regarding a named executive officer's individual performance were based upon a subjective evaluation, in accordance with Item 402(b)(2)(vii) of Regulation S-K, please ensure to disclose each executive officer's personal objectives by also identifying the specific contributions made by each executive and contextualize those achievements for purposes of demonstrating how they resulted in specific compensation decisions. Although quantitative targets for subjective or qualitative assessments may not be required, you should provide insight of how qualitative inputs are translated into objective pay determinations. For example, disclosure about Mr. Rowley's performance in the first full paragraph on page 19 is not contextualized for purposes of understanding how the compensation committee arrived at its compensation decisions regarding the CEO's compensation.

19. The disclosure at the end of page 18 indicates that the bonuses ranged from 95% to 100% of the maximum potential bonus payable. Yet, it appears from the amounts reported in the Grants of Plan-Based Awards table, that each named executive officer was awarded the maximum incentive bonus amount. Please clarify.

20. With respect to Mr. Essl, please confirm the accuracy of the calculations as set forth in the column (d) of the Grants of Plan-Based Awards Table and column (g) of the Summary Compensation Table. If the amounts reported are accurate, then explain how you derived the amount of Mr. Essl's annual incentive payout.

21. Please ensure that you provide appropriate disclosure relating to the compensation committee's determination to award the maximum incentive bonus without invoking their authority to downward adjust the payouts. Stating that the named executive officers "performed well during fiscal 2009 and substantially achieved their goals" is overly broad and generic.

Long-Term Incentive Compensation, page 19

22. Please describe the benchmarking parameters that the compensation committee considers competitive for purposes of setting the long-term incentive compensation component.

Fiscal 2009 Grant, page 20

23. Please enhance the disclosure regarding the fiscal 2009 grants made to the named executive officers to disclose in more detail the factors the compensation committee considered in determining the specific forms and levels of this component of your compensation program. For each named executive, please provide substantive analysis and insight into why the compensation committee determined that the levels of equity compensation were appropriate in light of the factors considered in deriving those payouts.

24. In the last paragraph you disclose that 100% of the stock options and RSUs vested. Please disclose the actual level of target achievement that triggered full vesting of the options and RSUs.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact George K. Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. You may contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or, in her absence, Jay Ingram, Legal Branch Chief, at (202) 551-3397 if you have any questions regarding legal matters. Please contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, Alfred Pavot, at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief